UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

20 December, 2012

Commission File Number: 000-54641
_____________________________________________________________________________________
MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)
_____________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No  X

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

20 December 2012

MTG completes acquisition of remaining shares in TV 2 Sport in Denmark

Modern Times Group MTG AB (publ.) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, today announced that it has completed the acquisition of the remaining 49% of the shares in the Danish joint venture company TV 2 Sport A/S (‘TV 2 Sport’) from TV 2 DANMARK A/S (‘TV 2 Denmark’). The completion follows the receipt of regulatory approval from the Danish Competition and Consumer Authority. The payment for the shares comprises an undisclosed cash consideration and the transfer of the exclusive Danish broadcasting rights to the European Handball Championships for 2016 and 2018 from MTG to TV 2 Denmark.

TV 2 Sport was launched in April 2007 by MTG and TV 2 Denmark as a joint venture company and has to date been operated independently of both MTG and TV 2 Denmark. The company broadcasts the TV 2 Sport and TV 2 Sport HD channels, as well as the TV 2 Sport Premier League channel in SD and HD. The channels have together offered a wide range of premium sports content including football from Superligaen, the Barclays (English) Premier League, UEFA Champions League, and the FIFA World Cup qualifiers; NFL American football; the Danish men’s and women’s Handball championships; ice hockey from the NHL and the Danish league; as well as coverage of tennis, cycling, golf and other sports events. The channels are available, alongside the Viasat Golf channels (SD and HD), on the Viasat satellite pay-TV platform, as well as on third party cable, IPTV and terrestrial networks. The TV 2 Sport channels have a Danish TV household penetration of up to approximately 50%.

The Group will now assume full management and operational control of TV 2 Sport and fully consolidate the results of the business in its accounts with effect from 1 January 2013. The results for TV 2 Sport have previously been included on a proportional basis in the ‘Central operations, eliminations & other businesses’ reporting line within the Viasat Broadcasting business area in the Group’s segmental reporting matrix, net of internal sales and cost eliminations, and will from 1 January 2013 be fully consolidated and included in the ‘Pay-TV Nordic’ reporting line, net of internal sales and cost eliminations, within the Viasat Broadcasting business area in the matrix, with prior periods reported as before on a proportional basis but within the ‘Pay-TV Nordic’ reporting line.

TV 2 Sport reported total revenues of DKK 347.7 million for the full year 2011 and DKK 256.3 million for the first nine months of 2012, with total operating profits (EBIT) of DKK 16.8 million and DKK 22.6 million for the two respective periods. Under the new reporting structure to be adopted from Q1 2013, whereby the segmental reporting for prior periods will comprise 50% of TV 2 Sport’s results, net of internal sales and cost eliminations, MTG will include the Swedish krona equivalent of DKK 102.3 million of TV 2 Sport net sales and DKK 11.3 million of TV 2 Sport operating profit (EBIT) for the first nine months of 2012 in the ‘Pay-TV Nordic’ line of the Group’s segmental reporting matrix. The same line for the full year 2011 would have included the Swedish krona equivalent of DKK 137.9 million of TV 2 Sport net sales and DKK 8.4 million of TV 2 Sport operating profit (EBIT).

Jørgen Madsen, President and CEO of MTG, commented: “This acquisition reflects the success of the TV 2 Sport operation and further enhances our market leading SD and HD sports coverage. It is clear that our pay-TV sports channel and content offering, when also combined with the sports coverage on our free-TV channels including TV3+, is the most comprehensive in the market and is available to subscribers on multiple TV distribution platforms.”

“This consolidation is not included in our previously provided full year 2013 earnings outlook statement for our Nordic pay-TV operations and will increase segment sales in 2013. It does not however alter the previously provided full year 2013 segment operating profit (EBIT) margin expectations.”

***

For further information, please visit www.mtg.se or contact:

Jørgen Madsen Lindemann, President & Chief Executive Officer
Tel:	+46 (0) 8 562 000 50

Matthew Hooper, Head of Corporate Communications & Planning
Tel:	+44 (0) 7768 440 414
Email:	investor.relations@mtg.se / press@mtg.se

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated record net sales of SEK 13.5 billion in 2011. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information in this announcement is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 15.00 CET on 20 December 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ) (Registrant)

Date:	20 December, 2012	By:	/s/ Jonny Searle
			Name:	Jonny Searle
			Title:	General Counsel and Company Secretary